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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

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                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       (AMENDMENT NO.             6  )*



                           Figgie International Inc.

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                               (Name of Issuer)


                Class B Common Stock, par value $.10 per share

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                        (Title of Class of Securities)


                                  316828 60 7

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                                (CUSIP Number)

  Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 10 Pages
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CUSIP No. 316828 60 7                                        Page 2 of 10 Pages
                                      13G

1    NAME OF REPORTING PERSON
     S.S OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

     Figgie International Inc. Stock Ownership Trust and Plan
     IRS #52-1297376 (sponsoring company's number)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a)
                                                            ------

                                                        (b)
                                                            ------

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     The trust instrument of the reporting person is construed under the laws of the State of Ohio and the United States. The individual trustees are citizens of the United States.

                                 5   SOLE VOTING POWER

                                     - 0 - Shares at December 31, 1993
  NUMBER OF
   SHARES                        6   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                           278,841 Shares at December 31, 1993
    EACH
  REPORTING                      7   SOLE DISPOSITIVE POWER
 PERSON WITH
                                     - 0 - Shares at December 31, 1993

                                 8   SHARED DISPOSITIVE POWER

                                     - 0 - Shares at December 31, 1993

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     278,841 Shares at December 31, 1993

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.6% of class outstanding at December 31, 1993

12   TYPE OF REPORTING PERSON*

     EP

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                              Page 2 of 10 Pages
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                                                                  Page 3 of 10

Item 1.     (a)  Name of Issuer:

                 Figgie International Inc.
                 (the "Corporation").

            (b)  Address of Issuer's Principal
                 Executive Offices:

                 4420 Sherwin Road
                 Willoughby, Ohio 44094

Item 2.     (a)  Name of Person Filing:

                 Figgie International Inc. Stock Ownership
                 Trust and Plan (the     "ESOP").

            (b)  Address of Principal Business
                 Office or, if none, Residence:

                 4420 Sherwin Road
                 Willoughby, Ohio 44094

            (c)  Citizenship:

                 The trust instrument of the ESOP is construed in accordance with the laws of the State of Ohio and the United States. The individual trustees who act as Trustee of the ESOP are citizens of the United States.

            (d)  Title of Class of Securities:

                 Class B Common Stock, par value $.10 per share (the "Class B Common Stock").

            (e)  CUSIP Number:

                 316828 60 7

Item 3. If this Statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)  [ ]  Broker or Dealer registered under section 15 of the Act

            (b)  [ ]  Bank as defined in section 3(a)(6) of the Act
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                                                                  Page 4 of 10

            (c)  [ ]  Insurance Company as defined in section 3(a)(19) of the
                      Act
            (d)  [ ]  Investment Company registered under section 8 of the
                      Investment Company Act
            (e)  [ ]  Investment Adviser registered under section 203 of the
                      Investment Advisers Act of 1940
            (f)  [X]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
                      (S) 240.13d-1(b)(1)(ii)(F)
            (g)  [ ]  Parent Holding Company, in accordance with
                      (S) 240.13d-1(b)(1)(ii)(G)
            (h)  [ ]  Group, in accordance with (S) 240.13d-1(b)(1)(ii)(H)

Item 4.     Ownership.

            (a) Amount beneficially owned: The ESOP beneficially owned 278,841 shares of Class B Common Stock at December 31, 1993.

            (b) Percent of class: 5.6% of the outstanding class at December 31, 1993.

            (c)  Number of shares as to which such person has:

                 (i)    sole power to vote or to direct the
                        vote:  0 shares

                 (ii)   shared power to vote or to direct the
                        vote:  278,841 shares

                 (iii)  sole power to dispose or to direct
                        the disposition of:  0 shares

                 (iv)   shared power to dispose or to direct
                        the disposition of:  0 shares

          The ESOP is a qualified employee stock ownership plan established by the Corporation in August 1988 to purchase and hold shares of the Corporation's Class A Common Stock and Class B Common Stock for eligible employees of the Corporation and its divisions and subsidiaries. The Trustee of the ESOP shares the power to vote shares that have not been allocated to participant accounts but only has a limited power to dispose of certain allocated and unallocated shares in accordance with the terms of the ESOP trust instrument. Under the terms of such trust
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                                                                    Page 5 of 10

instrument, participants are entitled to instruct the Trustee, on a confidential basis, on how to vote shares allocated to their accounts on any matter to be voted on by stockholders of the Corporation and on whether to tender such shares in any tender or exchange offer. Allocated shares for which no instructions are received cannot be voted or tendered by the Trustee. With respect to unallocated shares held by the ESOP, the Trustee must follow the confidential instructions of active participants as to how to vote the shares on certain "important matters," defined as a merger or consolidation, recapitalization, reclassification, liquidation, dissolution, sale of substantially all of the assets of the Corporation or contested election of directors, and as to whether to tender such unallocated shares in any tender or exchange offer. Each active participant is entitled to instruct the Trustee as to the voting or tendering of a portion of the unallocated shares in the proportion that his prior-year's compensation, subject to certain limitations, bears to the prior-year's compensation of all active participants who actually give voting or tendering instructions. At December 31, 1993, the ESOP held no shares of Class A Common Stock and 683,355 shares of Class B Common Stock, of which an estimated amount of 404,514 shares of Class B Common Stock were allocated to participants, based upon estimates of 1993 compensation.

          On matters other than the specified "important matters," the Trustee has sole power to vote all unallocated shares. The trust instrument authorizes the Trustee to dispose of shares held by the ESOP pursuant to the directions of participants with respect to the diversification of the investments of participant accounts, or in the response to a tender or exchange offer, or as needed for the purposes of making distributions of cash in lieu of shares or distributions of shares of Class A Common Stock instead of Class B Common Stock.

          The Board of Directors of the Corporation appoints individual trustees to act collectively as the Trustee of the ESOP. F. Rush McKnight, a Director of the Corporation, and Joseph J. Skadra, a Senior Vice President - Finance and Controller of the Corporation, serve as the two individual trustees of the ESOP. Pursuant to Rule 13d-4, each of the individual trustees disclaims beneficial ownership of the shares of Class B Common Stock held by the ESOP, except as indicated below.

          At December 31, 1993, Mr. McKnight beneficially owned in his individual capacity 6,503.7683 shares of Class B Common Stock (not including 575 shares beneficially owned by Mr. McKnight's wife) (approximately 0.1% of the outstanding class at
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                                                                    Page 6 of 10

that date) and Mr. Skadra did not beneficially own in his individual capacity any shares of Class B Common Stock. Mr. Skadra, however, does beneficially own the amount of shares of Class B Common Stock allocated to him as a participant in the ESOP (538.5 shares), the Figgie International Inc. Stock Ownership Trust and Plan for Salaried Employees (the "ESOP for Salaried Employees"), discussed below (494.4 shares), and the Figgie International Inc. Stock Bonus Trust and Plan (the "Stock Bonus Plan"), also discussed below (706.9 stock equivalent shares). These allocated amounts include estimates of the allocation to be made during Spring 1994 as of December 31, 1993, based on estimates of 1993 compensation. In addition, Mr. Skadra beneficially owns unallocated shares of Class B Common Stock held by the ESOP (362.5 shares), and the ESOP for Salaried Employees (289.4 shares), based on estimates of 1993 compensation. Mr. McKnight is one of three trustees of a trust holding (at December 31, 1993) 47,493 shares of Class B Common Stock for the benefit of a son of Harry E. Figgie, Jr., Chairman of the Board and Chief Executive Officer of the Corporation. Pursuant to Rule 13d-4, the ESOP disclaims beneficial ownership of securities held by the individual trustees, their families, and affiliates.

          The individual trustees of the ESOP named above also act as the individual trustees of the ESOP for Salaried Employees. The ESOP for Salaried Employees is a qualified employee stock ownership plan established by the Corporation to purchase and hold shares of the Corporation's Class A Common Stock and Class B Common Stock for eligible salaried employees of the Corporation and its participating divisions and subsidiaries.

          The Trustee of the ESOP for Salaried Employees shares the power to vote shares held by the ESOP for Salaried Employees that have not been allocated to participant accounts but only has a limited power to dispose of certain allocated and unallocated shares in accordance with the terms of the ESOP for Salaried Employees trust instrument. Participants in the ESOP for Salaried Employees have the right to instruct the Trustee on the voting and tendering of allocated and unallocated shares in substantially the same manner as under the ESOP. The Board of Directors of the Corporation appoints individual trustees to act collectively as the Trustee of the ESOP. Shares originally acquired with funds derived from the surplus assets of the Corporation's Retirement Income
Plan (an overfunded defined benefit plan terminated on November 21, 1988), including shares purchased with loans repaid with such assets, cannot be disposed of by the Trustee. At December 31, 1993, the ESOP for Salaried Employees held 493,933 shares of Class B Common Stock (approximately 9.8% of the outstanding class at that date), of
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                                                                    Page 7 of 10

which an estimated amount of 313,049 were allocated to participants based upon estimates of 1993 compensation. Pursuant to Rule 13d-4, the ESOP and the individual trustees, except as indicated above, each disclaim beneficial ownership of the shares of Class B Common Stock held by the ESOP for Salaried Employees.

          The individual trustees of the ESOP named above also act as the individual trustees of the Stock Bonus Plan. The Stock Bonus Plan is a qualified stock bonus plan established by the Corporation to purchase and hold shares of Class A and Class B Common Stock for eligible employees of the Corporation and its divisions and subsidiaries. Pursuant to the trust instrument, participants in the Stock Bonus Plan have the right to instruct the Trustee on the voting and tendering of allocated and unallocated shares in substantially the same manner as under the ESOP for Salaried Employees. At December 31, 1993, all the shares held by the Stock Bonus Plan were allocated to participant accounts. The Board of Directors of the Corporation appoints individual trustees to act collectively as the Trustee of the Stock Bonus Plan. The Stock Bonus Plan held 378,402 shares of Class B Common Stock at December 31, 1993 (approximately 7.5% of the outstanding class at that date). Pursuant to Rule 13d-4, the ESOP and the individual trustees, except as indicated above, each disclaim beneficial ownership of the shares held by the Stock Bonus Plan.

          The individual trustees of the ESOP named above also act as two of the four individual trustees of the Figgie International Inc. Investment Trust for Retirement Trusts (the "Pension Trust"). The Pension Trust is a collective master trust for the retirement trusts of the Corporation and its divisions and subsidiaries. Under the terms of the Pension Trust, the Pension Trustee may exercise the sole power to vote and sole power to dispose of securities held by the Pension Trust or may delegate such powers to investment managers. The Board of Directors of the Corporation appoints individual trustees to act collectively as the Pension Trustee. At December 31, 1993, the Pension Trust beneficially owned 27,621 shares of Class B Common Stock (approximately 0.6% of the outstanding class at that date). Pursuant to Rule 13d-4, the ESOP and the individual trustees each disclaim beneficial ownership of the shares held by the Pension Trust.

          The individual trustees of the ESOP named above also act as two of the four individual trustees of the Figgie International Inc. Supplementary Retirement Savings Plan (the "SRSP"). The SRSP is a qualified deferred compensation trust and plan established by the Corporation to purchase and hold securities in designated investment funds for eligible salaried employees of the Corporation and its divisions and subsidiaries. Participants may elect to have up to 25% of their contributions in the SRSP invested by the Trustee in shares of the Corporation's Class A or B Common Stock. The Board of Directors of the Corporation appoints individual trustees to act collectively as the Trustee of the SRSP. At December 31, 1993, the SRSP held 24,494 shares of Class B Common Stock (approximately 0.5% of the outstanding class at that date). Pursuant to Rule 13d-4, the ESOP and the individual trustees each disclaim beneficial ownership of the shares of Class B Common Stock held by the SRSP.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported on By the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature
- ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 1994
- -------------------------------
Date



/s/ F. Rush McKnight                *
- ------------------------------------
F. Rush McKnight, Individual Trustee



*By: /s/ L. A. Harthun
     -------------------------------
     L. A. Harthun, Attorney-in-Fact

Signature
- ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 1994
- -------------------------------
Date



/s/ Joseph J. Skadra                *
- ------------------------------------
Joseph J. Skadra, Individual Trustee



*By: /s/ L. A. Harthun
     -------------------------------
     L. A. Harthun, Attorney-in-Fact
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                                                                   Page 10 of 10

                                   Exhibits

                                                                      Sequential
                                                                         Page
                                                                      ----------


1.          Power of attorney executed by Joseph J.
            Skadra, individual trustee of the ESOP
            (filed as an exhibit to Amendment No. 3 to this Schedule 13G, filed with the Securities and Exchange Commission on February 14,
            1991, and incorporated herein by reference).

2. Power of attorney executed by F. Rush McKnight, individual trustee of the ESOP (filed as an exhibit to the ESOP's Schedule 13G filed with the Securities and Exchange Commission on October 11, 1988 and incorporated herein by reference).